February 12, 2007

MAIL STOP 3561

<u>via U.S. mail and facsimile</u>

Mr. Yonglin Du
19th Floor, Building C
Tianchuangshiyuan,
Huishongbeili,
Beijing, CHINA 100012

Re: Dahua, Inc.
Form SB-2, Amendment No. 6 Filed January 5, 2007
File No. 333-122622
Forms 10-QSB/A for the Quarters Ended June 30, 2006 and September 30,
**   2006 Filed December 14, 2006**
File No. 0-49852

Dear Mr. Du:

    We have the following comments on your filings and amended filings. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please update the prospectus to reflect the company's status, activities and events through the year ended December 31, 2006, or later, if appropriate. For example, provide updated executive compensation for the fiscal year ended 2006.

2. Please confirm the accuracy of the new address, www.dhyyzy.com.cn, that you have provided to us for the Beijing Dahua Real Estate Development, Ltd. website in response to prior comment number three of our letter dated November 28, 2006. We have attempted to access it without success.

3. We note the recent substantial increase in advertising expenses. Provide a more detailed discussion for this increase and the reasons for the increase.

<u>Exchange Act Reports</u>

4. Please revise and refile the June 30 and the September 30, 2006 Forms 10-QSB and the December 31, 2006 Form 10-KSB to conform to the requested changes to the Form SB-2, as applicable. In addition, please make sure the proper signatures are provided.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Carlton Tartar at (202) 551-13387 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Andrea I. Weinstein, Esq. of Schonfeld & Weinstein, L.L.P.
Fax (212) 480-0717